B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2016
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 11, 2016 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2016 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2015. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua) and one mine under construction in Mali. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Colombia, Burkina Faso, Nicaragua, Finland and Chile. The Company currently operates the Otjikoto mine in Namibia, which achieved commercial production on February 28, 2015, the Masbate mine in the Philippines and La Libertad mine and El Limon mine in Nicaragua. The Company presently has an effective 90% interest in the Fekola Project in Mali (as described below, it is expected that the State of Mali will acquire an additional 10% interest), an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.

Consolidated gold production in the first quarter of 2016 was 127,844 ounces. This exceeded budget by 8,966 ounces and was 10% greater than in the same period of the previous year (consolidated gold production in the first quarter of 2015 was 115,859 ounces, including 18,815 ounces of pre-commercial production from the Otjikoto mine). The Company had gold sales of 120,899 ounces and revenues of $144.3 million. Consolidated cash operating costs were a record low of $499 per ounce of gold for the first quarter of 2016, which was $97 per ounce lower than budget and $202 per ounce lower than the first quarter of 2015. The favourable variance against budget reflects lower fuel costs at all sites, a weaker Namibian dollar than budgeted at the Otjikoto mine and better realized gold grades and recoveries than budgeted at the Masbate and La Libertad mines. Consolidated cash operating costs in the first quarter of 2016 were lower than the first quarter of 2015 for similar reasons and also benefitted from having the Otjikoto mine operate at full capacity for a full quarter in 2016.

In March 2016, the Company entered into a series of prepaid sales transactions, for the delivery of approximately 103,300 ounces of gold totalling $120 million (the “Prepaid Sales”), with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver the predetermined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The Prepaid Sales transactions have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines in 24 equal monthly instalments during 2017 and 2018.

On March 14, 2016, the Company signed a commitment letter to enter into a Euro equivalent of $80.9 million term Equipment Facility (“The Equipment Facility”) with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $80.9 million is to be made available to the Company’s majority-owned subsidiary, Fekola SA, to finance the mining fleet and other mining equipment at the Company's Fekola Project in Mali.

Capital expenditures on the Fekola project in the first quarter of 2016 totaled $46.4 million versus a construction budget of $62 million. Expenditures on the Fekola project to date are $175.8 million including $37.9 million of preconstruction expenditures compared with a budget to date of $177 million. The variance was mainly due to the timing of payments for some key pieces of equipment. The project remains on schedule and on budget.

As at March 31, 2016, the Company remained in a strong financial position with working capital of $124.5 million including unrestricted cash and cash equivalents of $109.1 million. In addition, the Company has $175 million of undrawn capacity on its new revolving credit facility. The Company believes the closing of the above agreements, coupled with strong operating cash flows from its existing mine operations, will provide adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be late 2017) based on current assumptions, including current gold prices.

Subsequent to March 31, 2016, the extension of Masbate’s income tax holiday was approved for an additional year to June 2017.

On April 26, 2016, the Otjikoto mine experienced a slope failure on the pit access ramp. The failure, which did not result in any injuries or damage to equipment, occurred on a fault plane that had been activated by the recent rainy season. The stability of the slope above and below the access ramp had been monitored for several months. Safety and production mitigation measures were planned and implemented prior to the failure. As a result of implementing these measures, second quarter and full year 2016 production at the Otjikoto mine are not expected to be impacted.

The Company is projecting another record year for gold production in 2016. Consolidated gold production in 2016 is expected to be in the range of 510,000 to 550,000 ounces. Consolidated cash operating costs in 2016 are expected to be in the range of $560 to $595 per ounce, compared to $616 per ounce in 2015. Gold production in 2016 is anticipated to be slightly weighted towards the second-half of the year.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results

	Three months ended
	March 31
	(unaudited)
	2016	2015
Gold revenue(2) ($ in thousands)	144,252	138,892
Gold sold, excluding Otjikoto pre-commercial production results (ounces)	120,899	114,799
Average realized gold price(2) ($/ounce)	1,193	1,210
Gold sold, total including Otjikoto pre-commercial production results (ounces)	120,899	133,265
Gold produced, excluding Otjikoto pre-commercial production results (ounces)	127,844	97,044
Gold produced, total including Otjikoto pre-commercial production results (ounces)	127,844	115,859
Cash operating costs(1)(2) ($/ounce gold)	499	701
Total cash costs(1)(2) ($/ounce gold)	545	753
All-in sustaining costs(1)(2) ($/ounce gold)	874	1,091
Adjusted net income (1)(2)(3) ($ in thousands)	18,872	10,908
Adjusted earnings per share (1)(2)(3) – basic ($)	0.02	0.01
Net income ($ in thousands)	6,651	6,341
Earnings per share – basic(3) ($/share)	0.01	0.01
Earnings per share – diluted(3) ($/share)	0.01	0.00
Cash flows from operating activities(4) ($ in thousands)	171,553	58,663

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	Includes the results from the Otjikoto mine from March 1, 2015.
(3)	Attributable to the shareholders of the Company.
(4)	Cash flows from operating activities for the period ended March 31, 2016 include $120 million in proceeds from the Prepaid Sales transactions.

First quarter 2016 and 2015

Revenue

Gold revenue for the first quarter of 2016 was $144.3 million on sales of 120,899 ounces at an average price of $1,193 per ounce compared to $138.9 million (or $162 million including $23.1 million of pre-commercial production sales from Otjikoto) on sales of 114,799 ounces (or 133,265 ounces including 18,466 ounces of pre-commercial production sales from Otjikoto) at an average price of $1,210 per ounce in the first quarter of 2015. The 4% increase in gold revenue was mainly attributable to a 5% increase in gold sales volume, partially offset by an approximately 1% decline in the average realized gold price.

In the first quarter of 2016, the Otjikoto mine accounted for $45.2 million (Q1 2015 - $16.2 million, excluding $23.1 million of pre-commercial production sales) of gold revenue from the sale of 38,199 ounces (Q1 2015 – 13,683 ounces excluding 18,466 ounces of pre-commercial production sales). The Masbate mine accounted for $53.1 million (Q1 2015 - $68.4 million) of gold revenue from the sale of 44,300 ounces (Q1 2015 – 56,500 ounces), the Libertad mine accounted for $33.2 million (Q1 2015 - $37.5 million) of gold revenue from the sale of 27,700 ounces (Q1 2015 – 30,816 ounces) while $12.8 million (Q1 2015 - $16.7 million) was contributed by the Limon mine from the sale of 10,700 ounces (Q1 2015 – 13,800 ounces).

Production and operating costs

Consolidated gold production in the first quarter of 2016 was 127,844 ounces, exceeding budget by 8,966 ounces and 10% greater than in the same period last year (consolidated gold production in the first quarter of 2015 was 115,859 ounces, including 18,815 ounces of pre-commercial production from the Otjikoto mine). The increase in gold production was primarily attributable to strong quarterly production from the Company’s Masbate mine in the Philippines and La Libertad mine in Nicaragua. The Otjikoto mine in Namibia was in line with budget while El Limon mine in Nicaragua was slightly behind budget, mainly due to lower grade material processed in the first quarter of 2016.

In the first quarter of 2016, consolidated cash operating costs were a record low of $499 per ounce, $97 per ounce or 16% less than budget. The favourable variance reflects lower fuel costs at all sites, a weaker Namibian dollar than budgeted at the Otjikoto mine and better realized gold grades and recoveries than budgeted at the Masbate and La Libertad mines. Consolidated cash operating costs in the first quarter of 2016 were lower than the first quarter of 2015 for similar reasons and also benefitted from having the Otjikoto mine operate at full capacity for a full quarter in 2016. Refer to “Review of mining operations and development projects” for mine specific details.

All-in sustaining costs for the three months ended March 31, 2016 were $874 per ounce compared to budget of $1,105 per ounce and $1,091 per ounce for the prior year quarter (refer to Non-IFRS Measures), with reductions driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites during the quarter due to the timing of equipment and land purchases.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales, was $34.3 million in the first quarter of 2016 compared to $32.8 million in the same period in 2015. The increase in depreciation expense was mainly due to a 5% increase in the gold ounces sold. The depreciation charge remained relatively consistent at $284 per ounce of gold sold in the current quarter compared $286 per ounce of gold sold in the comparative quarter.

Other

General and administrative costs (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia and the Company’s other offshore subsidiaries. G&A decreased in the first quarter of 2016 versus the comparable period in the prior year by approximately $2.2 million. The decrease was primarily due to a reduction of $1.4 million in cash bonuses and a $0.4 million reduction in Australian office costs following the closure of the former Papillon corporate offices in March 2015.

The Company’s results for the first quarter of 2016 included a non-cash mark-to-market loss of $6.0 million on the convertible senior subordinated notes compared to a non-cash mark-to-market gain of $1.7 million in the first quarter of 2015. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. The Company’s 2015 first quarter results also included a gain of $2.2 million resulting from the sale of the Bellavista property in January 2015 for consideration of $1 million in cash and a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project.

The Company reported $3.0 million (net of capitalized interest) in interest and financing expense during the first quarter of 2016 as compared with $1.7 million in the first quarter of 2015. The increase in interest expense was due to increased debt levels in the period, relating mainly to the new revolving corporate credit facility and equipment loans. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended March 31, 2016, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola project in the amount of $1.8 million (Q1 2015 - $3.2 million was capitalized to Otjikoto prior to commercial production).

For the three months ended March 31, 2016, the Company recorded $9.5 million (2015 - $0.1 million) of unrealized losses on derivative instruments. The net unrealized loss of $9.5 million was comprised of an unrealized loss of $11.3 million on gold derivative instruments and an unrealized gain of $1.8 million on the Company’s forward fuel price contracts. The gold derivative instruments were a requirement of the Company’s previous revolving credit facility agreement, entered into in April 2013. Following the completion of the new revolving credit facility in 2015, these contracts are now marked-to-market each reporting period through the statement of operations.

The Company recorded a net current income tax expense of $4.3 million in the first quarter of 2016 compared to a recovery of $2.3 million in the first quarter of 2015. The net recovery in the prior year quarter was a result of a number of factors including lower gold revenues at La Libertad in the first quarter of 2015 and a reversal of tax provisions for previously accrued tax assessments which were settled in the first quarter of 2015.

For the first quarter of 2016, the Company generated net income of $6.7 million ($0.01 per share) compared to $6.3 million ($0.01 per share) in the first quarter of 2015. Adjusted net income (refer to “Non-IFRS Measures”) was $18.9 million ($0.02 per share) compared to $10.9 million ($0.01 per share) in the first quarter of 2015. Adjusted net income in the first quarter of 2016 primarily excluded share-based payments of $5.4 million, non-cash mark-to-market losses of $6.0 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, unrealized losses on derivative instruments of $9.5 million and a deferred income tax recovery of $8.6 million.

Cash flow from operating activities was $171.6 million ($0.19 per share) in the first quarter of 2016 compared to $58.7 million ($0.06 per share) in the first quarter of 2015, an increase of $112.9 million. This increase was mainly due to $120 million of proceeds received from the Prepaid Sales transactions and a $16.2 million reduction in production costs partially offset by a $21.1 million negative change in non-cash working capital during the quarter. The main change in working capital related to a $16.9 million increase in inventory due to higher bullion inventory balances at Masbate and La Libertad mines and higher supplies inventory balances at the Otjikoto and El Limon mines at March 31, 2016.

As at March 31, 2016, the Company remained in a strong financial position with working capital of $124.5 million including unrestricted cash and cash equivalents of $109.1 million. In addition, the Company has $175 million of undrawn capacity on its new revolving credit facility. Also, on March 14, 2016, the Company signed a commitment letter to enter into a Euro equivalent of $80.9 million term Equipment Facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $80.9 million is to be made available to the Company’s majority-owned subsidiary, Fekola SA to finance the mining fleet and other mining equipment at the Company's Fekola Project in Mali.

The Company believes that its current funding arrangements coupled with strong operating cash flows from the its existing mine operations will provide adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be late 2017) based on current assumptions, including current gold prices.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Otjikoto Mine - Namibia

		One month ended March
	Three months ended	31, 2015 (Post-	Three months ended
	March 31, 2016	Commercial Production)	March 31, 2015
Gold revenue ($ in thousands)	45,179	16,187	39,281
Gold sold (ounces)	38,199	13,683	32,149
Average realized gold price ($/ ounce)	1,183	1,183	1,222
Tonnes of ore milled	822,602	237,712	656,538
Grade (grams/ tonne)	1.37	1.65	1.53
Recovery (%)	98.5	98.6	97.2
Gold production (ounces)	35,703	12,319	31,134
Cash operating costs(1) ($/ ounce)	381	477	N/A
Total cash costs(1) ($/ ounce)	419	515	N/A
All-in sustaining costs(1) ($/ounce gold)	835	629	N/A
Capital expenditures(2) ($ in thousands)	18,708	N/A	13,526
Exploration(2) ($ in thousands)	589	N/A	802

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	Capital expenditures and exploration are presented on a quarterly basis only.

Gold production at the Otjikoto mine for the first quarter of 2016 was 35,703 ounces against a budget of 35,653 ounces, exceeding budget by 50 ounces and 4,569 ounces higher than the same period of the previous year. For the same period in 2015, the Otjikoto mine’s total gold production was 31,134 ounces (including 18,815 ounces of pre-commercial production).

With the success of the plant expansion project completed in the third quarter of 2015, the budgeted throughput rate for 2016 was increased from 6,855 tonnes per day to 9,024 tonnes per day. For the first quarter of 2016, mill throughput was 822,602 tonnes compared to a budget of 821,184 tonnes. The average daily mill throughput for the first quarter of 2016 was 9,040 tonnes per day versus a budget of 9,024 tonnes per day. The average mill recoveries for the first quarter of 2016 were 98.5%, compared to a budget of 97% and recoveries during the same period of the previous year of 97.2% . The higher recoveries were mainly attributable to a high proportion of coarse gold (60%), combined with leach and CIP recoveries, which were well above target. The average gold grade processed in the first quarter of 2016 was 1.37 g/t compared to a budget of 1.39 g/t and 1.53 g/t in the prior year quarter.

The Otjikoto mine’s cash operating costs were $381 per gold ounce (refer to “Non-IFRS Measures”) for the first quarter of 2016 which was $107 per ounce lower than budget and $96 per ounce lower than the prior year quarter. The significant reduction compared to budget was attributable to a weaker Namibian dollar/US dollar foreign exchange rate, lower fuel prices and lower than budgeted consumption of grinding media. Mining and processing costs were positively impacted by diesel and gasoline prices which were 19% lower than budget, heavy fuel oil (“HFO”) prices which were 37% lower than budget and a 17% weaker Namibian dollar/US dollar foreign exchange than budgeted. Cash operating costs of $477 in the first quarter of 2015 reflect only one month of operations following achievement of commercial production on February 28, 2015. All-in sustaining costs for the three months ended March 31, 2016 were $835 per ounce compared to a budget of $844 per ounce and $629 per ounce in the prior year quarter. All-in sustaining costs in the quarter reflect the reduction in cash operating costs noted above offset by higher than budgeted capital expenditures in the quarter due to the timing of equipment purchases.

Net capital expenditures in the first quarter of 2016 totalled $18.7 million and included $5.4 million for deferred stripping and $12.8 million for mobile equipment.

On April 26, 2016, the Otjikoto mine experienced a slope failure on the pit access ramp. The failure, which did not result in any injuries or damage to equipment, occurred on a fault plane that had been activated by the recent rainy season. The stability of the slope above and below the access ramp had been monitored for several months. Safety and production mitigation measures were planned and implemented prior to the failure. As a result of implementing these measures, second quarter and full year 2016 production at the Otjikoto mine are not expected to be impacted. The Otjikoto mine team in conjunction with consultant experts have already adopted a plan to buttress the failure zone and recover the access ramp, and to construct an alternative access ramp which will be utilized until the depletion of the Phase 1 pit ore in November 2016. Ore supply will be supplemented from other sources whilst the ramp is being repaired and the second ramp is being constructed.

The Company’s guidance for the Otjikoto mine remains unchanged. In 2016, the Otjikoto mine is expected to produce between 160,000 to 170,000 ounces of gold at cash operating costs between $400 to $440 per ounce. The mine is on target to achieve budgeted gold production for the year. With the high-grade Wolfshag zone entering the production phase towards the end of the fourth quarter 2016, gold production in 2017 is expected to increase significantly. A new life of mine plan, based on the new grade model and geotechnical data, which will include mining from the Wolfshag deposit, is expected to be completed during the fourth quarter of 2016.

Masbate Mine – Philippines

	Three months ended
	March 31
	2016	2015
Gold revenue ($ in thousands)	53,101	68,448
Gold sold (ounces)	44,300	56,500
Average realized gold price ($/ ounce)	1,199	1,211
Tonnes of ore milled	1,785,891	1,756,234
Grade (grams/ tonne)	1.26	1.05
Recovery (%)	72.9	78.5
Gold production (ounces)	52,727	46,241
Cash operating costs(1) ($/ ounce gold)	456	674
Total cash costs(1) ($/ ounce gold)	511	735
All-in sustaining costs(1) ($/ounce gold)	638	877
Capital expenditures ($ in thousands)	8,514	4,126
Exploration ($ in thousands)	466	1,204

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

The Masbate mine had a very strong first quarter in 2016, producing 52,727 ounces of gold against a budget of 45,483 ounces, 7,244 ounces or 16% better than budget, and an increase of 14% or 6,486 ounces compared to the same period in 2015 (gold production for the first quarter in 2015 at the Masbate mine was 46,241 ounces). Gold production improved against budget mainly due to better grades from the Main Vein pit and higher throughput and recoveries driven by higher than budgeted oxide ore from the Colorado pit. Mill throughput for the first quarter of 2016 was 1,785,891 tonnes compared to a budget of 1,658,404 tonnes and 1,756,234 tonnes in the first quarter of 2015. The average gold grade processed was 1.26 g/t compared to a budgeted grade of 1.21 g/t and first quarter 2015 grades of 1.05 g/t. Mill recoveries averaged 72.9% which was better than budgeted recoveries of 70.3% but lower than recoveries in the first quarter of 2015 of 78.5%. Recoveries in the first quarter were better than budget as the Company processed 30% oxide material and 70% sulfide/transitional material in the first quarter of 2016 versus a budget of 14% and 86%, respectively. B2Gold expects to mine a similar ratio of oxide ore (30%) and sulfide/transitional ore (70%) against a budget of 17% oxide ore and 83% sulfide/transitional ore in the second quarter of 2016. Recoveries were less than the same period the previous year due to less oxide material being processed at the mill.

The Masbate mine’s cash operating costs were $456 per gold ounce (refer to “Non-IFRS Measures”) in the first quarter of 2016 which was $134 per ounce lower than budget and $218 per ounce lower than in the prior-year quarter. These excellent cost improvements were as a result of lower than budgeted fuel costs and better than budgeted productivity from the mining fleet, combined with higher than budgeted production driven by higher grade and recoveries as discussed above. Heavy fuel oil purchases were $0.23 per litre compared to a budget of $0.33 per litre, resulting in power costs of $0.09 per kWh versus a budget of $0.11 per kWh. Diesel purchases were $0.34 per litre compared to a budget of $0.50 per litre. Cash costs in the prior year quarter were higher due to higher fuel costs, lower throughput as a result of a SAG mill pinion change out in January 2015 and lower grade processed. All-in sustaining costs for the three months ended March 31, 2016 were $638 per ounce compared to a budget of $872 per ounce and $877 per ounce in the prior year quarter. In addition to lower production costs, all-in sustaining costs were also below budget due to timing of equipment purchases and land acquisition costs.

Capital expenditures in the first quarter of 2016 totalled $8.5 million consisting of plant expansion costs of $4.4 million, $1.7 million in deferred stripping costs and $0.4 million in mobile equipment costs.

B2Gold is in the process of completing a process plant upgrade at the Masbate mine. The plant will be completed in phases and is expected to be commissioned and in production by the end of the third quarter of 2016. Key milestones include the following:

•	Carbon Harvest Screen installation
•	Leaching/Adsorption tank completion
•	Grinding Circuit upgrades completion
•	Water Treatment Plant and Cooling System upgrade completion
•	Carbon Regeneration Kiln installation and commissioning

Total 2016 process plant expansion costs are budgeted to be $15.7 million of which $4.4 million has been incurred to date.

The Masbate mine is projected to produce approximately 175,000 to 185,000 ounces of gold in 2016 at cash operating costs of approximately $620 to $660 per ounce.

Subsequent to March 31, 2016, the extension of Masbate’s income tax holiday was approved for an additional year to June 2017.

La Libertad Mine - Nicaragua

	Three months ended
	March 31
	2016	2015
Gold revenue ($ in thousands)	33,193	37,535
Gold sold (ounces)	27,700	30,816
Average realized gold price ($/ ounce)	1,198	1,218
Tonnes of ore milled	576,487	586,006
Grade (grams/ tonne)	1.66	1.48
Recovery (%)	94.7	93.9
Gold production (ounces)	29,198	25,326
Cash operating costs(1) ($/ ounce gold)	623	841
Total cash costs(1) ($/ ounce gold)	649	868
All-in sustaining costs(1) ($/ounce gold)	1,043	1,213
Capital expenditures ($ in thousands)	8,780	6,139
Exploration ($ in thousands)	726	1,049

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

La Libertad mine completed a solid first quarter in 2016, processing 576,487 tonnes compared to a budget of 573,236 tonnes and 568,006 tonnes in the prior-year quarter to produce 29,198 ounces of gold against a budget of 25,984 ounces. This was an increase of 3,214 ounces or 12% against budget and 3,872 ounces or 15% compared to the same period the previous year (gold production at Libertad in the first quarter of 2015 was 25,326 ounces). The average gold grade processed in the first quarter of 2016 was 1.66 g/t compared to a budget of 1.50 g/t and first quarter 2015 grades of 1.48 g/t. Mill recoveries for the first quarter averaged 94.7% compared to a budget of 94% (for the first quarter of 2015 they were 93.9%) .

During the first quarter of 2016, La Libertad mine had better grade and recoveries compared to both budget and the same period in 2015, due to processing of less spent ore and processing of higher grade material from the Jabali Central and Los Angeles pits.

La Libertad mine’s cash operating costs were $623 per gold ounce (refer to “Non-IFRS Measures”) for the first quarter of 2016 which was $87 per ounce lower than budget and $218 per ounce lower than in the prior-year quarter. This was the result of higher than budgeted gold production compared with both budget and the prior-year quarter. Total production costs were approximately in line with budget, however, the average grade was 12% higher, as described above, resulting in higher production and therefore a lower cash operating costs per ounce. All-in sustaining costs for the three months ended March 31, 2016 were $1,043 per ounce compared to a budget of $1,578 per ounce and $1,213 per ounce in the prior year quarter. Part of the lower than budgeted all in sustaining costs relates to the deferral of Jabali resettlement and development costs until later in 2016.

Total capital expenditures in the first quarter of 2016 were $8.8 million, consisting primarily of La Esperanza Tailings Dam expansion of $3.5 million, land purchases of $2.6 million and prestripping of $2.3 million.

Mining from the higher grade Jabali Antenna pit was scheduled to commence in the second quarter of 2016. However, the Company has experienced additional delays in relocation and permitting activities. As a result, the Company now anticipates that the Jabali Antenna pit will enter the production stream in late 2016, upon completion of the resettlement activities and receipt of remaining mining permits.

By mining additional material from Jabali Central and Mojon underground, the Company believes that any 2016 production shortfalls arising from delays in accessing ore at the Jabali Antenna pit can be offset. Therefore, it still expects to meet 2016 production guidance for La Libertad mine of between 125,000 to 135,000 ounces of gold in 2016 at cash operating costs of approximately $650 to $680 per ounce.

El Limon Mine – Nicaragua

	Three months ended
	March 31
	2016	2015
Gold revenue ($ in thousands)	12,779	16,723
Gold sold (ounces)	10,700	13,800
Average realized gold price ($/ ounce)	1,194	1,212
Tonnes of ore milled	116,481	122,677
Grade (grams/ tonne)	2.92	3.54
Recovery (%)	93.6	94.1
Gold production (ounces)	10,216	13,158
Cash operating costs(1) ($/ ounce)	775	738
Total cash costs(1) ($/ ounce)	860	818
All-in sustaining costs(1) ($/ounce gold)	1,127`	1,356
Capital expenditures ($ in thousands)	1,380	5,397
Exploration ($ in thousands)	508	847

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

First quarter gold production at El Limon mine was 10,216 ounces, which was 1,542 ounces or 13% below budget and 2,942 ounces lower than the same period in the previous year. The average gold grade processed during the first quarter was 2.92 g/t compared to budgeted grades of 3.63 g/t and first quarter 2015 grades of 3.54 g/t. Mill recoveries averaged 93.6% compared to budgeted recoveries of 93.5% and first quarter 2015 recoveries of 94.1% . Mill throughput for the first quarter of 2016 was 116,481 tonnes compared to a budget of 107,693 tonnes and 122,677 tonnes for the same period the previous year.

The main reason for the shortfall in production compared to budget and the prior year quarter was limited access to higher grade ore from deeper stopes at Santa Pancha 1. A dewatering system using a vertical bore hole was developed to control water, however the resulting dewatering volumes were found to be lower than anticipated. This resulted in a delay in accessing higher grade deeper stopes. In March 2016, the Company completed drilling of a series of horizontal dewatering holes at the lowest expected elevation to be mined in fiscal 2016. Mine water levels are now fully controlled and mining is now advancing as planned at Santa Pancha 1. Management remains confident that El Limon, which represents approximately 10% of the Company’s 2016 consolidated gold production, will be able to meet 2016 guidance. However, production will be weighted towards the second half of the year.

The El Limon mine’s cash operating costs were $775 per gold ounce (refer to “Non-IFRS Measures”) for the first quarter of 2016 which was $76 per ounce higher than budget and $37 per ounce higher than in the prior-year quarter. Cash operating costs per ounce were higher than both budget and the prior-year quarter due to limited access to higher grade ore in Santa Pancha 1 as outlined above. All-in sustaining costs for the three months ended March 31, 2016 were $1,127 per ounce compared to a budget of $1,199 per ounce and $1,356 per ounce in the prior year quarter.

Capital expenditures in the first quarter of 2016 totalled $1.4 million which consisted mainly of underground development costs for Santa Pancha of $1.0 million.

El Limon mine is projected to produce approximately 50,000 to 60,000 ounces of gold in 2016 at cash operating costs of approximately $610 to $650 per ounce.

Fekola Project - Mali

On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola project in Mali. According to the Feasibility Study, the current average annual gold production for the first seven years will be approximately 350,000 ounces per year at an average cash operating costs of $418 per ounce and for the life of mine plan approximately 276,000 ounces per year at average cash operating costs of $552 per ounce. (The total preproduction capital costs were estimated to be $395 million plus $67 million of anticipated mine fleet and power generator costs which are expected to be lease financed.) Sunk costs related to early works (including access roads, construction aggregate stockpiling, airstrip construction, and land clearing) of approximately $38 million are not included in the total pre-production capital estimate.

In the first quarter of 2016, B2Gold’s construction team continued to develop the Fekola project on schedule and on budget. Significant activities included:

•	Material completion of the tailings dam walls (excluding a small opening to allow runoff during the 2016 rainy season);
•	Commencement of construction on the process water and contact water dams;
•	Completion of pilings installation in the mill area;
•	Initiation of concrete pouring at the crusher and reclaim stockpile;
•	Completion of Phase 1 permanent camp construction;
•	On-going crushing and screening of aggregate necessary for earthworks;
•	Increased workforce to approximately 700 employees and contractors.

Capital expenditures in the first quarter of 2016 totaled $46.4 million versus a construction budget of $62 million. Expenditures on the Fekola project to date are $175.8 million including $37.9 million of preconstruction expenditures compared with a budget to date of $177 million. The variance was mainly due to the timing of payments for some key pieces of equipment. The project remains on schedule and on budget.

In addition to the on-site progress, the B2Gold project team continues to work on final design, procurement, and planning. Most major construction packages have been ordered and the project engineering team (Lycopodium) remains on schedule to issue all construction drawings on a schedule necessary to complete the project on time.

The Fekola property also has excellent exploration potential. B2Gold has commenced a 92,000 metre diamond, reverse circulation, auger and aircore drill program to follow up on the successful 2015 program.

The Company is in the process of incorporating a wholly-owned subsidiary company in Mali (the “Exploitation Company”). In conjunction with the negotiation of a related shareholder’s agreement, the mining licence for the Fekola Project currently held by the Company’s wholly owned subsidiary, Songhoi, will be transferred to the Exploitation Company and the Government of Mali will take a free carried 10% equity interest in the Exploitation Company. The Malian Mining Code also allows the Government of Mali the option to purchase (at market terms) an additional 10% interest in the Exploitation Company. The Government of Mali has expressed an interest in exercising its option to purchase the additional 10% interest and negotiations are on-going. Both parties have engaged an independent external valuator to prepare a valuation of the additional 10% interest in the Exploitation Company so that a final purchase price can be determined. If the Government of Mali elects to proceed as anticipated, the final ownership of the Exploitation Company will be 80% held by the Company and 20% held by the Government of Mali. The Company has also begun the process of negotiating a new Mining Convention with the Government of Mali which will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. Creation of the Exploitation Company is underway and the Company expects to finalise ownership interests in the Exploitation Company in the second quarter of 2016. At that point the Fekola Project mining licence will also be transferred into the Exploitation Company in accordance with Malian Law. Negotiation of the Mining Convention is required to be completed prior to commencement of production. However, the Company expects to complete its Convention negotiations by no later than the end of 2016.

Kiaka Project – Burkina Faso

An environmental and social impact assessment (“ESIA”) was completed and submitted to the regulatory agencies in February 2014 and a permitting study to advance the Kiaka Project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso in March 2014. The two permitting applications were based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company completed the public consultation process and other requirements and formal approval of the ESIA was granted on April 15, 2015. Final review of the mining licence was completed, the formal application was submitted on July 15, 2015 and the Council of Ministers from the transitional government approved the mining licence on November 25, 2015. Since the national elections on November 29, 2015, a new Council of Ministers has been appointed. A second review of the mining licence has been completed and the licence was re-approved on April 20, 2016.

The Company has incorporated a new exploitation company, Kiaka SA, by way of a shareholders meeting held on January 20, 2016. The shareholding of Kiaka SA is held 9% by GAMS-Mining F&I LTD, 10% by the State of Burkina Faso and 81% by the Company (indirectly through its subsidiary, Kiaka Gold SARL).

Burkina Faso has adopted a new Mining Code which was approved on July 16, 2015. The impact that this new Mining Code will have on the Kiaka Project is currently under review and is being discussed with the new administration. The new Mining Code became effective on October 29, 2015 when it was formally published. The new Mining Code includes increases in the corporate income tax rate, an additional 1% tax for a Local Development Fund and a preferred dividend for the State. These changes are negative for the Kiaka Project and other development projects in Burkina Faso.

The transition leadership in Burkina Faso has stepped down as national elections were held in Burkina Faso on November 29, 2015, and a new cabinet was appointed on January 13, 2016. The administration is led by Roch Marc Christian Kobore, the new President, Minister of Defense and Veterans’ Affairs.

The Company continues to evaluate its timeline for updating the feasibility study. An updated study would include key items such as optimizing the plant throughput rate, new cost estimates based on current economic conditions, alternative sources of electrical power and exploration success near Kiaka.

A total of 23,000 metres of reverse circulation, diamond and air core drilling is planned in 2016 to follow up new targets identified in the area around Kiaka. Drilling in 2015 contained up to 2.21g/t over 106 meters in RC hole NKRC047.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2016 the Company had cash and cash equivalents of $109.1 million compared to cash and cash equivalents of $85.1 million at December 31, 2015. Working capital at March 31, 2016 was $124.5 million compared to working capital of $104.7 million at December 31, 2015.

Cash flow from operating activities was $171.6 million ($0.19 per share) during the three months ended March 31, 2016 compared to $58.7 million ($0.06 per share) during same period in 2015. The increased cash flow from operating activities during the three months ended March 31, 2016 included $120 million in proceeds from the Prepaid Sales transactions and a $16.2 million reduction in production costs due to a full quarter of production from the Otjikoto mine and strong operating performances at the Company’s Masbate and La Libertad mines. These were partially offset by a $21.1 million increase in required working capital funding in the period, including higher product inventory balances at the Masbate and La Libertad mines due to the timing of sales and higher supplies inventory balances at the Otjikoto and El Limon mines due to the timing of purchases.

On May 20, 2015 and as amended March 11, 2016, the Company signed a credit agreement with a syndicate of international banks for a new revolving credit facility for an aggregate amount of $350 million. The new revolving credit facility also allows for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date.

The term for the new revolving credit facility is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that greater than 25% of the Company’s convertible notes, initially due on October 1, 2018, remain outstanding or the maturity date of the convertible notes has not been extended to at least 90 days after May 20, 2019. The new revolving credit facility will bear interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925% .

The Company has provided security on the new revolving credit facility in the form of a general security agreement from the Company granting a security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the new revolving credit facility, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at March 31, 2016, the Company was in compliance with these debt covenants.

In March 2016, the Company entered into a series of Prepaid Sales transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash prepayment. The Prepaid Sales transactions have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of approximately 103,300 ounces of unallocated gold from any of the Company’s mines in 24 equal monthly instalments during 2017 and 2018.

On March 14, 2016, the Company signed a commitment letter to enter into a Euro equivalent of $80.9 million term Equipment Facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $80.9 million is to be made available to the Company’s majority-owned subsidiary, Fekola SA to finance equipment at the Company's Fekola Project in Mali. The Equipment Facility shall be available for a period commencing on the closing date of The Equipment Facility and ending on the earlier of the day when the Equipment Facility is fully drawn and 30 months from the closing date. The Equipment Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The Equipment Facility has an interest rate of EURIBOR plus a margin of 3.85% on equipment loans advanced and a commitment fee of 1.15% per annum on the undrawn balance of The Equipment Facility for the first 24 months of the availability period and 0.5% thereafter, each payable quarterly. Completion and funding under the Facility are subject to normal conditions precedent, including the preparation and execution of definitive documentation, due diligence and receipt of any necessary regulatory approvals.

In addition, the Equipment Loan Facility, entered into on December 4, 2013 between B2Gold Namibia Minerals (Proprietary) Limited (“The Borrower”), a subsidiary of The Company, and Caterpillar Financial SARL as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender, has been increased by $4.5 million to $45.4 million. This will allow The Borrower to finance additional equipment at the Company's Otjikoto Project in Namibia.

The Company believes that closing these agreements, coupled with strong operating cash flows from the its existing mine operations will provide adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be late 2017) based on current assumptions, including current gold prices.

For the three months ended March 31, 2016, resource property expenditures totalled $88.9 million with the most significant component being Fekola Project with expenditures of $46.4 million, the Otjikoto mine with capital expenditures of $18.7 million, the La Libertad mine with capital expenditures of $8.8 million and the Masbate mine with capital expenditures of $8.5 million.

As at March 31, 2016, the Company had commitments, in addition to those disclosed elsewhere in the MD&A for payments of $89.3 million for Fekola project equipment and development costs. Of this amount, $75.5 million is expected to be incurred in 2016 and $13.8 million in 2017.

Gold commitments

At March 31, 2016, the following gold forward contacts with respect to the Otjikoto mine were outstanding and continue to be accounted for as executory contracts (by maturity dates):

	2016	2017	2018	Total

Gold forward contracts:
- Ounces	6,750	9,000	7,500	23,250
- Average price per ounce (rand)	16,020	16,020	16,020	16,020

Derivative financial instruments

Gold forwards

As at March 31, 2016, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto mine were outstanding (by maturity dates):

	2016	2017	2018	Total

Gold forward contracts:
- Ounces	26,937	35,916	35,916	98,769
- Average price per ounce (rand)	15,044	15,044	15,044	15,044

The unrealized fair value of these contracts at March 31, 2016 was $(31.7) million.

Gold zero-cost collar contracts

For the three months ended March 31, 2016, the Company recorded an unrealized derivative loss of $0.9 million (2015 – $0.1 million) in the statement of operations on its zero-cost gold collar contracts.

The following is a summary, by maturity dates, of the Company’s zero-cost gold collar contracts outstanding as at March 31, 2016:

	2016	2017	2018	Total

Gold zero-cost collars:
Floor amount (ounces)	7,650	10,200	1,400	19,250
Average floor price	$1,000	$1,000	$1,000	$1,000

Ceiling amount (ounces)	13,725	18,300	2,100	34,125
Average ceiling price	$1,721	$1,721	$1,700	$1,720

The unrealized fair value of these contracts at March 31, 2016 was $(0.1) million.

Forward contracts – fuel oil, gas oil, diesel

During the three months ended March 31, 2016, the Company entered into additional series of forward contracts for the purchase of 7,471,000 litres of fuel oil and 3,016,000 litres of gas oil with settlements scheduled between August 2016 and March 2017. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at March 31, 2016:

		2016	2017	2018	Total

Forward – fuel oil:
-	Litres (thousands)	20,591	19,877	1,328	41,796
-	Average strike price	$0.29	$0.29	$0.31	$0.29

Forward – gas oil:
-	Litres (thousands)	10,909	5,982	280	17,171
-	Average strike price	$0.43	$0.40	$0.44	$0.42

Forward – diesel:
-	Litres (thousand)	6,357	706	-	7,063
-	Average strike price	$0.46	$0.46	$-	$0.46

The unrealized fair value of these contracts at March 31, 2016 was $(6.4) million.

Operating activities

Cash flow from operating activities was $171.6 million ($0.19 per share) during the three months ended March 31, 2016 compared to $58.7 million ($0.06 per share) during same period in 2015. The increased cash flow from operating activities during the three months ended March 31, 2016 included $120 million in proceeds from the Prepaid Sales transactions and a $16.2 million reduction in production costs due to strong operating performance at the Company’s Masbate and La Libertad mines. These were partially offset by a $21.1 million increase in required working capital funding in the period, including higher product inventory balances at the Masbate and La Libertad mines due to the timing of sales and higher supplies inventory balances at the Otjikoto and El Limon mines due to the timing of purchases.

Financing activities

The Company’s cash from financing activities for the three months ended March 31, 2016 was a net outflow of $54.2 million. During the period, the Company made drawdowns of $50.0 million on its new revolving credit facility and $1.2 million on its Otjikoto equipment loan facility. This was offset by repayments on the new revolving credit facility of $100.0 million and the Otjikoto equipment loan facility of $1.8 million.

During the year ended December 31, 2015, the Company paid interest and commitment fees of $3.1 million

Investing activities

During the three months ended March 31, 2016, capital expenditures on sustaining capital, pre-stripping and development at the Otjikoto mine (see “Otjikoto Mine” section) totalled $18.7 million (Q1 2015 - $13.5 million net of $23.1 million of pre-commercial production sales proceeds), the Masbate mine (see “Masbate Mine” section) totalled $8.5 million (Q1 2015 - $4.1 million), the Libertad mine (see “La Libertad Mine” section) totalled $8.8 million (Q1 2015 - $6.1 million), and the Limon mine (see “Limon Mine” section) totalled $1.4 million (Q1 - 2015 - $5.4 million). Capital expenditures at the Fekola Project for the first quarter of 2016 were $46.4 million and included site earthworks, camp construction and acquisition of equipment.

Expenditures on the Fekola project to date are $175.8 million including $37.9 million of preconstruction expenditures compared with a budget to date of $177 million. The variance was mainly due to the timing of payments for some key pieces of equipment. The project remains on schedule and on budget.

Exploration

Resource property expenditures on exploration are disclosed in the table below.

	For the three	For the three
	months ended	months ended
	March 31, 2016	March 31, 2015
	$	$

Masbate mine, exploration	(466)	(1,203)
Libertad mine, exploration	(726)	(1,049)
Limon mine, exploration	(508)	(847)
Otjikoto mine, exploration	(291)	(802)
Fekola project, exploration	(924)	(18,481)
Kiaka project, exploration	(616)	(649)
Primavera, exploration	(277)	(417)
Other	(1,225)	(815)

	(5,033)	(24,263)

Otjikoto Mine

The total exploration budget for Namibia including the Otjikoto mine in 2016 is $4.7 million, which includes 10,700 meters of drilling to infill the down plunge extension of the Wolfshag resource. In addition, it is expected that drilling will commence to test the newly acquired Ondundu project, located 190 kilometres southwest of the Otjikoto mine.

Masbate Mine

The Masbate exploration budget for 2016 is approximately $4.9 million and is expected to consist of 18,000 metres of drilling to continue to test the Pajo and Montana SE zones. At the same time an aggressive surface exploration program comprising geological target generation and follow up prospecting, geochemical sampling and trenching is also planned for 2016.

La Libertad Mine

Libertad’s exploration budget for 2016 is approximately $5 million for a total of 9,050 metres of planned diamond drilling. The program is largely comprised of brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets.

El Limon Mine

El Limon’s exploration budget for 2016 is approximately $4.1 million for a total of 8,300 metres of planned diamond drilling. The program is largely comprised of brownfields (near mine) drilling, including further #8 shaft infill drilling, Atravesada infill drilling and some blue-sky potential to the west side of the property.

Fekola Project

In 2016, the exploration program in Mali is expected to include approximately 92,000 meters of diamond, reverse circulation and aircore drilling at the Fekola Project and targets around the Fekola Project. The total budget for 2016 exploration in Mali will be $11.4 million.

Kiaka Project

A total of 23,000 metres of reverse circulation, diamond and air core drilling is planned in 2016. The total budget for 2016 exploration in Burkina Faso will be $3.6 million.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements as at December 31, 2015. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	Ore reserve and resource estimates;
•	Value of value-added tax receivables; and
•	Uncertain tax positions.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. At March 31, 2016, the company had a provision totalling $4.0 million outstanding (December 31, 2015 - $4.0 million) representing its best estimate of the outcome of current assessments. The provisions made to date may be subject to change and such change may be material.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s AIF, a copy of which can be found on SEDAR at www.sedar.com, which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2016, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The table below shows a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

Consolidated

	Three months ended
	March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Production costs per consolidated financial statements	61,644	77,823
Inventory sales adjustment	2,139	(9,759)

Cash operating costs	63,783	68,064
Royalties and production taxes per consolidated financial statements	5,856	4,995

Total cash costs	69,639	73,059

Gold production (in ounces)	127,844	97,044

Cash operating costs per gold ounce ($/ounce)	499	701

Total cash costs per gold ounce ($/ounce)	545	753

Otjikoto Mine

	Three months ended
	March 31
	2016	2015(1)
	$	$
	(000’s)	(000’s)

Production costs	14,376	6,833
Inventory sales adjustment	(764)	(956)

Cash operating costs	13,612	5,877
Royalties and production taxes	1,337	464

Total cash costs	14,949	6,341

Gold production (in ounces)	35,703	12,319

Cash operating costs per gold ounce ($/ounce)	381	477

Total cash costs per gold ounce ($/ounce)	419	515

(1)	Includes the results from the Otjikoto mine from March 1, 2015.

Masbate Mine

	Three months ended
	March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Production costs	21,245	37,396
Inventory sales adjustment	2,816	(6,219)

Cash operating costs	24,061	31,177
Royalties and production taxes	2,902	2,800

Total cash costs	26,963	33,977

Gold production (in ounces)	52,727	46,241

Cash operating costs per gold ounce ($/ounce)	456	674

Total cash costs per gold ounce ($/ounce)	511	735

La Libertad Mine

Three months ended
March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Production costs	17,139	23,341
Inventory sales adjustment	1,056	(2,041)

Cash operating costs	18,195	21,300
Royalties and production taxes	745	676

Total cash costs	18,940	21,976

Gold production (in ounces)	29,198	25,326

Cash operating costs per gold ounce ($/ounce)	623	841

Total cash costs per gold ounce ($/ounce)	649	868

El Limon Mine

Three months ended
March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Production costs	8,884	10,254
Inventory sales adjustment	(969)	(544)

Cash operating costs	7,915	9,710
Royalties and production taxes	872	1,054

Total cash costs	8,787	10,764

Gold production (in ounces)	10,216	13,158

Cash operating costs per gold ounce ($/ounce)	775	738

Total cash costs per gold ounce ($/ounce)	860	818

All-in Sustaining Costs per Gold Ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “All-in sustaining costs per gold ounce”, which has no standard meaning under IFRS. These standards became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, and reclamation liability accretion, all divided by the total gold ounces produced to arrive at a per ounce figure. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.

The table below shows a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements:

Consolidated

	Three months ended
	March 31
	2016	2015(1)
	$	$
	(000’s)	(000’s)

Production costs per consolidated financial statements	61,644	77,823
Inventory sales adjustment	2,139	(9,759)

Cash operating costs	63,783	68,064
Royalties and production taxes per consolidated financial statements	5,856	4,995
Corporate administration	7,488	9,708
Share-based payments – RSUs(2)	2,049	2,159
Community relations	887	849
Reclamation liability accretion (3)	319	350
Realized losses on fuel derivative contracts	1,968	554
Sustaining capital expenditures(4)	27,449	15,322
Sustaining exploration	1,991	3,901

Total all-in sustaining costs	111,790	105,902

Gold production (in ounces)	127,844	97,044

All-in sustaining costs per ounce of gold production ($/ounce)	874	1,091

(1)	Includes the results from the Otjikoto mine from March 1, 2015.
(2)	Included as a component of Share-based payments on the statement of operations.
(3)	Excludes reclamation accretion relating to Kiaka and Fekola.
(4)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the consolidated sustaining capital expenditures and exploration to the amount recorded in the unaudited condensed interim consolidated financial statements:

Three months ended
March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Consolidated operating mine expenditures	37,382	29,188
Otjikoto mine construction, expansion and pre-production costs net of sales proceeds	-	(13,526)
Jabali underground development	(112)	(340)
Masbate plant expansion	(4,418)	-
Otjikoto prestripping	(5,403)	-

Consolidated Sustaining Capital Expenditures	27,449	15,322

Otjikoto Mine

Three months ended
March 31
	2016	2015(1)
	$	$
	(000’s)	(000’s)

Production costs	14,376	6,833
Inventory sales adjustment	(764)	(956)

Cash operating costs	13,612	5,877
Royalties and production taxes	1,337	464
Corporate administration	867	389
Share-based payments – RSUs(2)	56	75
Community relations	37	16
Reclamation liability accretion	66	126
Realized losses on fuel derivative contracts	246	-
Sustaining capital expenditures(3)	13,305	-
Sustaining exploration	291	802

Total all-in sustaining costs	29,817	7,749

Gold production (in ounces)	35,703	12,319

All-in sustaining costs per ounce of gold production ($/ounce)	835	629

(1)	Includes the results from the Otjikoto mine from March 1, 2015.
(2)	Included as a component of Share-based payments on the statement of operations.
(3)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the Otjikoto mine sustaining capital expenditures and exploration to the amounts recorded in the unaudited condensed interim consolidated financial statements:

Three months ended
March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Operating mine expenditures	18,708	13,526
Otjikoto mine construction, expansion and pre-production costs net of sales proceeds	-	(13,526)
Push-back 2 prestripping	(5,403)	-

Sustaining Capital Expenditures	13,305	-

Masbate Mine

Three months ended
March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Production costs	21,245	37,396
Inventory sales adjustment	2,816	(6,219)

Cash operating costs	24,061	31,177
Royalties and production taxes	2,902	2,800
Corporate administration	685	657
Share-based payments – RSUs(1)	-	19
Reclamation liability accretion	131	108
Realized losses on fuel derivative contracts	1,280	468
Sustaining capital expenditures(2)	4,096	4,126
Sustaining exploration	466	1,203

Total all-in sustaining costs	33,621	40,558

Gold production (in ounces)	52,727	46,241

All-in sustaining costs per ounce of gold production ($/ounce)	638	877

(1)	Included as a component of Share-based payments on the statement of operations.
(2)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the Masbate mine sustaining capital expenditures and exploration to the amounts recorded in the unaudited condensed interim consolidated financial statements:

Three months ended
March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Operating mine expenditures	8,514	4,126
Masbate plant expansion	(4,418)	-

Sustaining Capital Expenditures	4,096	4,126

La Libertad Mine

Three months ended
March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Production costs	17,139	23,341
Inventory sales adjustment	1,056	(2,041)

Cash operating costs	18,195	21,300
Royalties and production taxes	745	676
Corporate administration	1,019	1,220
Share-based payments – RSUs(1)	-	11
Community relations	606	544
Reclamation liability accretion	54	46
Realized losses on fuel derivative contracts	442	86
Sustaining capital expenditures(2)	8,668	5,799
Sustaining exploration	726	1,049

Total all-in sustaining costs	30,455	30,731

Gold production (in ounces)	29,198	25,326

All-in sustaining costs per ounce of gold production ($/ounce)	1,043	1,213

(1)	Included as a component of Share-based payments on the statement of operations.
(2)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the La Libertad mine sustaining capital expenditures and exploration to the amounts recorded in the unaudited condensed interim consolidated financial statements:

Three months ended
March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Operating mine expenditures	8,780	6,139
Jabali underground development	(112)	(340)

Sustaining Capital Expenditures	8,668	5,799

El Limon Mine

Three months ended
March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Production costs	8,884	10,254
Inventory sales adjustment	(969)	(544)

Cash operating costs	7,915	9,710
Royalties and production taxes	872	1,054
Corporate administration	524	468
Share-based payments – RSUs(1)	-	6
Community relations	243	286
Reclamation liability accretion	68	70
Sustaining capital expenditures(2)	1,380	5,397
Sustaining exploration	508	847

Total all-in sustaining costs	11,510	17,838

Gold production (in ounces)	10,216	13,158

All-in sustaining costs per ounce of gold production ($/ounce)	1,127	1,356

(1)	Included as a component of Share-based payments on the statement of operations.

All capital and exploration expenditures at El Limon mine are considered to be sustaining expenditures.

Adjusted net income

Adjusted net income is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.

Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows.

Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business.

A reconciliation of consolidated net income to adjusted consolidated net income is set out in the table below:

Three months ended
March 31
	2016	2015
	$	$
	(000’s)	(000’s)

Consolidated net income (loss) for the period	6,651	6,341
Adjustments:
Gain on sale of Bellavista property	-	(2,192)
(Gain) loss on fair value of convertible notes	5,959	(1,693)
Share-based payments	5,385	5,488
Write-down of long-term investments	-	1,338
Unrealized losses on derivative instruments	9,450	93
Deferred income tax expense/(recovery)	(8,573)	1,533

Adjusted consolidated net income	18,872	10,908

Basic weighted average number of common shares outstanding (in thousands)	927,139	917,660

Adjusted consolidated net earnings per share – basic ($/share)	0.02	0.01

SUMMARY OF UNAUDITED CONSOLIDATED QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

	2016	2015	2015	2015	2015(3)	2014	2014	2014

Gold revenue ($ in thousands)	144,252	139,008	139,250	136,506	138,892	122,422	114,924	120,258

Gold sold (ounces)	120,899	127,482	124,481	114,423	114,799	102,612	91,282	93,330

Average realized gold price ($/ounce)	1,193	1,090	1,119	1,193	1,210	1,193	1,259	1,289

Gold produced (ounces)	127,844	131,469	124,371	121,566	97,044	111,804	90,192	85,704

Cash operating costs (1) ($/ounce gold)	499	527	584	677	701	646	732	720

Total cash costs (1) ($/ounce gold)	545	580	627	725	753	686	772	766

Net income (loss) for the period (2) ($ in thousands)	6,651	(115,085)	(13,585)	(22,784)	6,341	(356,750)	(274,128)	(11,529)

Earnings (loss) per share (2) – basic ($)	0.01	(0.13)	(0.02)	(0.02)	0.01	(0.39)	(0.39)	(0.02)

Earnings (loss) per share (2) – diluted ($)	0.01	(0.13)	(0.02)	(0.02)	0.00	(0.39)	(0.39)	(0.02)

Cash flows from operating activities ($ in thousands)	171,553	48,513	33,911	34,315	58,663	41,090	33,723	24,013

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	Attributable to the shareholders of the Company.
(3)	Starting March 1, 2015, the table includes results from the Otjikoto mine which reached commercial production February 28, 2015.

Quarterly gold revenue increased in the first quarter of 2016 due to the increase in the average realized gold price. Quarterly cash flows from operating activities for the first quarter of 2016 include $120 million in proceeds from the Company’s Prepaid Sales transactions.

Quarterly gold revenue increased significantly from 2014 levels in all four quarters of 2015 due to the start of commercial production at the Company’s new Otjikoto mine which contributed to higher ounces sold. The Otjikoto mine reached commercial production on February 28, 2015. The net loss in the fourth quarter of 2015 reflects the $108.0 million impairment charge relating to the Company’s El Limon and La Libertad mines and investment in Gramalote joint venture.

The net loss recorded in the first quarter of 2014 primarily resulted from the loss on fair value of convertible notes of $38.3 million recorded during the quarter, while the net loss in the second quarter of 2014 primarily related to the loss on fair value of convertible notes of $4.4 million and a write-down of long-term investments of $2.7 million. The net loss in the third and fourth quarters of 2014 reflect the $298.4 million impairment charge relating to the Company’s goodwill and investment in Gramalote joint venture and a $436.0 million impairment charge, net of deferred income tax recoveries of $130.8 million, relating to the Masbate mine’s long-lived assets, respectively.

OUTLOOK

For 2016, consolidated gold production at B2Gold is expected to increase to between 510,000 to 550,000 ounces, compared to 493,265 ounces produced in 2015. The expected higher production relates mainly to increased throughput at the Otjikoto mine, following the completion of its mill expansion project in September 2015. Gold production in 2016 is anticipated to be slightly weighted towards the second-half of the year. Consolidated cash operating costs per gold ounce are projected to further decrease in 2016 and be in the range of $560 to $595 (2015 guidance range was $630 to $660 per ounce). The favourable reduction (approximately 10%) reflects the positive impact of greater production from the low-cost Otjikoto mine, including the benefit of an anticipated weaker Namibian dollar, lower projected fuel and energy costs across all operations, and continued efforts to enhance productivity and cost efficiencies. The Company’s consolidated all-in sustaining costs per gold ounce are also expected to be significantly lower, between $895 and $925 (2015 guidance range was $950 to $1,025). Due to the anticipated timing of budgeted capital expenditures, all-in sustaining costs per gold ounce are expected to be higher in the first half of 2016 than in the second-half.

In March 2016, the Company put in place additional funding measures which it expects will provide sufficient liquidity and resources to ensure that, based on current assumptions, construction of the Fekola Project is fully funded through to completion (forecast to be late 2017).

The Prepaid Sales transactions entered into are a flexible way of generating additional funding today from the Company’s existing operations. Execution of the Prepaid Sales transactions with the Company’s revolving credit facility bank syndicate further reinforces the support the Company has received from and the working relationship the Company has developed with its core lending group.

In addition, signing of a new $80.9 million equipment financing facility with Caterpillar underscores the continued support of another of the Company’s long term business partners and secures the funding of the Fekola project mining fleet and other equipment.

The Company’s 2016 budget reflects cost control initiatives, the scale-back of non-core development activity and reductions in capital expenditures, exploration and G&A costs. In addition to these cost control initiatives, the company is also focused on maintaining strategic expenditures on core projects such as the Masbate mine process plant upgrade. These cost control measures and core project investments should continue to contribute to the Company’s overall operating cost improvements and operational efficiencies. The core activities of the Company remain its current mining operations and the construction of its Fekola Project. In addition, the Company expects to continue exploration programs focused primarily on brownfields exploration at the Company’s existing projects.

The Company’s ability to secure funding for the construction of the Fekola Project on attractive terms without a dilutive equity financing, combined with a strong growth in the Company’s production profile, clearly demonstrates that, in the Company’s view, its construction and growth strategy is effective and successful. It is this strategy that continues to strengthen the Company via accretive acquisitions, exploration success and the demonstrated ability to reduce operating costs. The Company’s Otjikoto mine was a key contributor towards the Company’s overall production growth profile in 2015, and is projected to be the Company’s lowest cost producing mine in 2016. Adding what we expect to be another low-cost producing mine to the Company’s production profile, the Fekola Project, which is currently in construction and scheduled to commence production in late 2017, is expected to enable the Company to further increase its production base and reduce its consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce.

Based on current assumptions, the Company is projecting gold production in 2016 of between 510,000 to 550,000 ounces, increasing to between 800,000 to 850,000 ounces in 2018.

OUTSTANDING SHARE DATA

At May 11, 2016, 929,303,680 common shares were outstanding. In addition, there were approximately 68.3 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$12.67 per share and 2.0 million RSUs.

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance, production estimates, including the Company’s projected gold production between 800,00 to 850,00 ounces in 2018, anticipated operating and production costs and revenue, estimates of capital expenditures; and statements regarding anticipated exploration, development, construction, production, permitting and other activities of the Company, including finalizing the negotiation of the Mining Convention and Shareholder Agreement for the Exploitation Company with the Government of Mali and the ownership of the Exploitation Company, the Government of Mali’s potential exercise of an option to acquire an additional 10% of the Exploitation Company, the potential development and potential production from the Fekola Project in late 2017; the Fekola Project being fully funded; completion of a mining study for the Otjikoto Mine incorporating the Wolfshag zone, as well as a new geological model for the Otjikoto Pit; updating the Kiaka Project feasibility study; the projections included in existing technical reports, economic assessments and feasibility studies, including the Feasibility Study for the Fekola Project; the potential for expansion of production capacity, including the expansion of gold production at the Otjikoto Mine and development of and production from the adjacent Wolfshag zone in late 2016; the planned upgrade of the Masbate plant by the end of the third quarter in 2016; the completion of permitting and resettlement activities in respect of the Jabali Antenna Pit; production from the Jabali Antenna Pit in late 2016; projected capital investments and exploration; the extension of the Company’s income tax holiday for the Masbate Mine; the delivery of ounces under the Prepaid Sales arrangements; the adequacy of capital and financing needs and the satisfaction of conditions precedent, including the completion and terms of definitive documentation and completion of funding under the Equipment Facility with Caterpillar. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in documents referenced in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in documents referenced in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in documents referenced in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

In addition, documents referenced in this Management’s Discussion and Analysis use the terms “mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in documents referenced in this Management’s Discussion and Analysis is economically or legally mineable. For the above reasons, information contained in documents referenced in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSONS

Tom Garagan, Senior Vice President of Exploration and Peter Montano, Project Director, both qualified persons under NI 43-101, have approved the disclosure of scientific and technical information contained in this MD&A.